

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Stephen Christoffersen
Chief Financial Officer
KushCo Holdings, Inc.
6261 Katella Avenue
Suite 250
Cypress, CA 90630

> **Re: KushCo Holdings, Inc.**
> **Form 10-K for the Year Ended August 31, 2020**
> **Filed November 10, 2020**
> **File No. 000-55418**

Dear Mr. Christoffersen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing